December 30, 2004

Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 0409

Washington, D.C. 20549

Re:	FCStone Group, Inc.

Amendment No. 3 to

Registration Statement on Form S-4 filed August 18, 2004

Registration No. 333-118342

Dear Ms. Garnett:

In response to your letter dated December 28, 2004 (the “Comment Letter”), with respect to the above-referenced filing by FCStone Group, Inc. (the “Company”), we are filing with the Commission, on behalf of the Company, Amendment No. 3 to the Registration Statement on Form S-4 filed August 18, 2004, File No. 333-118342 (the “Registration Statement”). We are also filing herewith our Registration Statement on Form 8-A pursuant to the Securities Exchange Act of 1934, as amended. By copy of this letter, we are delivering to each of you and your colleagues named in the Comment Letter copies of Amendment No. 3, marked to show changes from the original filing.

This letter also contains responses to certain of the Staff’s comments which we believe can be handled by furnishing supplemental information or which we believe, for reasons stated below, do not require the inclusion of additional disclosure in Amendment No. 3. Except as otherwise indicated, information in our responses was provided by the Company.

1.	Please ensure that all sections are reflected in the table of contents. We note, for example, that the “Use of Proceeds” and “Distribution” sections are missing.

In response to your comment, we have updated the table of contents to include all appropriate headings.

2.	We note your response to prior comment 8. Please revise the disclosure to state that $.50 per share represents less than 50% of your FY 2004 pro forma net income and that the Board currently intends to pay dividends of approximately 50% of net income annually.

In response to your comment, we have revised the language on page 36 regarding the payment of dividends.

Karen J. Garnett

December 30, 2004

3.	We note your response to comment 2 however it still appears the percentages used to allocate the appraisal value differ from the percentages used to allocate the additional stock value distributed. We reissue our prior comments.

To more closely tie the tables on pages 10 and 47 to the restructuring proposal, we have changed the heading on column (3) from “Additional Stock Value Distributed” to “Patronage-Based Rights Value Distributed.” We have also added a significant amount of additional disclosures in the footnotes which we believe better explain the allocation of new common stock to the Class A and Class B stockholders.

4.	Please provide the information required by Item 303(a)(4) of Regulation S-K in this section, rather than cross-referencing the consolidated financial statements. In addition, please provide more detailed disclosure than currently appears in Note 12 to your consolidated financial statements regarding the business purpose of these transactions and the relative importance of these transactions with respect to your overall liquidity.

In response to your comment, we have included on pages 60-61 a discussion of off-balance sheet financing activities with more detailed disclosure regarding the program, its business purpose and the relative importance of the transactions on the Company’s overall liquidity.

5.	If accurate, please disclose the appraisal report and the description thereof have been included in the proxy statement-prospectus in reliance on RSM McGladrey’s authority as experts on such matters.

In response to your comment, we have revised the disclosure on page 79 under the heading “Experts.”

6.	Your response to comment 19 does not address completely all elements of our comment relating to your consolidation of FGDI. So that we may fully understand the basis for your consolidation of this entity, explain to us how you considered the rights held by your joint venture partner in determining that you control FGDI. Refer to EITF 96-16.

We have included with this letter as Appendix A a memorandum addressing EITF 96-16 and setting forth the analysis of the Company of its determination that FGDI should be consolidated with the Company.

7.	Please file as correspondence on EDGAR the information included in your fax dated December 15, 2004 sent December 20, 2004 that provides supplemental disclosure to your responses to our accounting comments.

Concurrently with the filing of this letter, we will be filing as correspondence on EDGAR the information included in our faxes sent to the Commission on December 20, 2004.

Karen J. Garnett

December 30, 2004

* * * *

If you have any further questions or comments, please feel free to call the undersigned at (816) 559-2478.

Very truly yours,

/s/ Craig L. Evans

Craig L. Evans

CLE:cls

cc:	Michael McTiernan

Jorge Bonilla

Cicely Luckey

Paul G. Anderson

Robert Johnson

Richard Malm

Karen Garnett

December 30, 2004

APPENDIX A

Consideration of the rights held by the joint venture partner

Purpose:

This memorandum documents the analysis of whether the minority rights held by the minority member of FGDI LLC overcome the presumption of FASB 94, Consolidation of All Majority-Owned Subsidiaries, that all majority-owned investees should be consolidated.

Literature:

EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights

Relevant facts:

•	The Management Committee of FGDI LLC consists of 4 members from the FCStone Group, Inc. Board of Directors and 1 member appointed by the minority shareholder.

•	Except for the actions listed below, the act of the majority of the members present at a meeting at which a quorum is present shall be the act of the Management Committee.

•	Pursuant to Section 2.12 of FGDI’s operating agreement, unanimous agreement of all members of the Management Committee is required to authorize any of the following actions:

•	Changes in FGDI’s business purposes or risk management policies;

•	Amendments to the Articles of Organization;

•	Issuance or repurchase of any Membership Interest;

•	Admission of a new Member;

•	Acquisitions or divestitures of capital assets in any year having an aggregate value in excess of $1 million;

•	Mergers, whether or not FGDI is the surviving entity;

•	Adoption of the Annual Plan of FGDI;

•	Any increase in capital investment expenditures in any year not contemplated by the Annual Plan for such year in excess of $1 million in the aggregate;

Karen Garnett

December 30, 2004

•	Expenditures and investments not contemplated by the Annual Plan for such year in excess of $1 million in the aggregate;

•	Borrowing or incurring or guaranteeing new indebtedness in an amount in excess of 15 times FGDI’s equity;

•	Petitioning for bankruptcy or other similar proceedings; or

•	Dissolution.

•	The Management Committee, by the affirmative vote of a majority of its members has the authority to establish reasonable compensation of all members of the Management Committee or other persons for services to FGDI as members of the Management Committee, officers, or otherwise.

Discussion:

The Consensus Guidance of EITF 96-16 states that the assessment of whether the rights of a minority shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances.

The framework in which such facts and circumstances are judged should be based on whether the minority rights, individually, or in the aggregate, provide for the minority shareholder to effectively participate in significant decisions that would be expected to be made in the “ordinary course of business”.

EITF 96-16 states that all minority rights could be described as “protective” of the minority shareholder’s investment in the investee but that some minority rights also allow the minority shareholder to participate in determining certain financial and operating decisions of the investee that are made in the ordinary course of business. The Task Force of EITF 96-16 agreed that minority rights that are only protective in nature would not overcome the presumption that the owner of a majority voting interest should consolidate its investee.

Conclusion:

After review of the guidance of EITF 99-16, FGDI’s determination is that the minority rights are protective rights, and therefore would not overcome the presumption that the owner of a majority voting interest should consolidate its investee. The list of items set forth above requiring the unanimous approval of the Management Committee consist of actions that would either change the fundamental structure of FGDI (e.g., bankruptcy, dissolution, mergers, additional members, etc.) or involve capital expenditures or investments outside the ordinary course of business. Adoption of the Annual Plan is actually the approval of an annual budget and historically, FGDI’s minority member has had no significant influence over the development, approval and implementation of the

Karen J. Garnett

December 30, 2004

Annual Plan. FGDI considers this approval right to be defensive in nature, because the annual budget establishes the levels of capital expenditures and investments that FGDI may undertake without further unanimous approval. FGDI does not believe that the process of adopting its Annual Plan involves participation by its minority member in significant decisions that would be expected to be made in the ordinary course of business.